UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

October 15, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

MGM Mirage
File No. 5-40054   CF# 22024

Dubai World submitted an application under Rule 24b-2 requesting confidential treatment for information to be excluded from the Exhibit to a Schedule 13D/A filed on April 29, 2008.

Based on representations by Dubai World that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 99.36   through April 21, 2011
Exhibit 99.37   through April 21, 2011
Exhibit 99.38   through April 21, 2011
Exhibit 99.39   through April 21, 2011
Exhibit 99.40   through April 21, 2011
Exhibit 99.41   through April 21, 2011

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Michele M. Anderson
Chief, Office of Mergers and Acquisitions